January 21, 2014

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3561

Re:	Station Casinos LLC
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 22, 2013
File No. 0-54193

Dear Mr. Gordon:

Station Casinos LLC (the “Company,” “Station,” “we,” or “our”) has received and reviewed the comments in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 2, 2014.  The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates each Staff comment, which is followed by our response:

Form 10-K for the year ended December 31, 2012

General

1.              We note your use of adjusted EBITDAM in your earnings release.  Please tell us if you consider this measure a key performance indicator.  To the extent this measure is considered to be a key performance measure, in future filings please include the measure as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management’s Discussion and Analysis.  Please include an example of any future disclosure in your response.

RESPONSE

The Company does consider adjusted EBITDAM a key performance indicator.  In future filings, we will include this measure as well as the required disclosure in accordance with Item10(e) of Regulation S-K within Management’s Discussion and Analysis.  The following is an example of the disclosure we will provide:

Adjusted EBITDAM

Adjusted EBITDAM for the three years ended December 31, 201X, 201X and 201X is as follows:

201X		201X		201X
$	XXX	$	XXX	$	XXX

Adjusted EBITDAM is a non-GAAP measure that is presented solely as a supplemental disclosure. The Company believes that Adjusted EBITDAM is a widely used measure of operating performance in our industry and as a principal basis for valuation of gaming companies. The Company believes that in addition to operating income, Adjusted EBITDAM is a useful financial performance measurement for assessing the operating performance of the Company because it provides information about the performance of the Company’s ongoing core operations excluding management fees, non-cash expenses, financing costs, and other non-operational or non-recurring items.  We define Adjusted EBITDAM as net income plus interest expense, net, depreciation and amortization, management fee expenses, development and preopening expenses,  charges relating to share-based compensation, impairment of goodwill, impairment of other assets, write-downs and other charges, net, loss on extinguishment of debt, gain on Native American development, changes in fair value of derivative instruments, Adjusted EBITDAM attributable to MPM non-controlling interests, and Adjusted EBITDAM of Fertitta Interactive.  To evaluate Adjusted EBITDAM and the trends it depicts, the components should be considered. Each of these components can significantly affect the Company’s results of operations and should be considered in evaluating the Company’s operating performance, and the impact of these components cannot be determined from Adjusted EBITDAM. Further, Adjusted EBITDAM does not represent net income from operating, financing and investing activities as defined by generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income as an indicator of the Company’s operating performance. Additionally, Adjusted EBITDAM does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. In addition, it should be noted that not all gaming companies that report EBITDAM or adjustments to this measure may calculate EBITDAM or such adjustments in the same manner as the Company, and therefore, the Company’s measure of Adjusted EBITDAM may not be comparable to a similarly titled measure used by other gaming companies.

We will also provide a reconciliation of Adjusted EBITDAM to net income consistent with the reconciliation shown in our earnings release.

2.              Please tell us whether you consider drop, hold or handle to be key performance indicators for your gaming operations.  If so, please disclose in future Exchange Act periodic reports.

RESPONSE

The Company does consider drop, hold and handle to be key performance indicators for our gaming operations.

Our business is concentrated in the Las Vegas locals market and currently all of our casino revenue is generated within this market.  Historically, slot machine play has accounted for approximately 80% to 85% of our casino revenue and table games play has accounted for approximately 10% of our casino revenue. The remainder of our casino revenue represents other gaming activities, including race and sports, bingo and keno.  Due to our concentration in the Las Vegas locals market, we generally do not have a significant volume of high-end table games play and therefore, we do not experience the table games hold volatility that can result from such play. Our slot and table games hold percentages are generally consistent from period to period.  Fluctuations in our casino revenue are primarily due to the volume and spending levels of customers at our properties. Accordingly, we believe that our current MD&A disclosure appropriately provides explanations for changes in our casino revenues.

To enhance the transparency of our financial disclosures, we will include a discussion of these key performance indicators in our future Exchange Act filings.  Following is an example of our revised Management’s Discussion and Analysis disclosure:

Our operating results are greatly dependent on the level of casino revenue generated at our properties.  A substantial portion of our operating income is generated from our gaming operations, primarily from slot play, which represents approximately 80% to 85% of our casino revenues for the years ended December 31, 201X, 201X and 201X. We use our non-gaming revenue departments to drive customer traffic to our properties. The majority of our revenue is cash-based and as a result, fluctuations in our revenues have a direct impact on our cash flows from operations.  Because our business is capital intensive, we rely heavily on the ability of our properties to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash for future development.

We use certain key indicators to measure the performance of our gaming operations.  Slot handle and table games drop are key indicators of casino volume.  Slot handle represents the total amount wagered in a slot machine, and table games drop represents the total amount of cash and net markers issued that are deposited in gaming table drop boxes.  Win represents the amount of wagers retained by us and recorded as casino revenue, and hold represents win as a percentage of slot handle or table games drop.  As we operate in the Las Vegas locals market, our hold percentages are generally consistent from period to period.   Fluctuations in our casino revenue are primarily due to the volume and spending levels of customers at our properties.

Notes to Consolidated Financial Statements

8. Native American Development, page 86

3.              We note that you have entered into a management agreement with the Federated Indians of Graton Rancheria.  Please tell us if you considered the management agreement to represent a variable interest in the entity and provide us with an analysis of your evaluation.  Refer to ASC 810-10-55-37.

RESPONSE

The Company considered whether the management agreement with the Federated Indians of Graton Rancheria (the “Tribe”) represents a variable interest that should be accounted for pursuant to the Variable Interest Entities (“VIE”) Subsections of ASC 810.  The Tribe is a federally recognized Native American tribe by the Bureau of Indian Affairs of the U.S. Department of the Interior.  We noted that the scope and scope exceptions guidance at ASC 810-10-15-12(e) states that governmental organizations and financing entities established by governmental organizations (other than certain financing entities established to circumvent the provisions of the VIE Subsections of ASC 810) should not be consolidated by a reporting entity.

The Tribe’s wholly owned unincorporated governmental enterprise fund operates the Graton Resort & Casino that is managed by the Company pursuant to the management agreement with the Tribe.   The Tribe’s sovereign government operates pursuant to the Tribe’s Constitution.  Under authority enumerated in the Tribe’s Constitution, the Tribal Council performs both legislative and executive functions and possesses the authority to, among other things, propose and adopt tribal laws, levy and collect taxes, administer Tribal funds, regulate all businesses within the jurisdiction of the Tribe, negotiate and enter into contracts, charter subordinate organizations and delegate powers to such organizations.

Based on the accounting guidance and the status of the Tribe as a governmental organization, we believe the management agreement is not within the scope of ASC 810.

The undersigned, on behalf of Station Casinos LLC (the “Company”), acknowledges:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any assistance to you or should you have any questions, please do not hesitate to contact me at (702) 495-3600.

Sincerely,

/s/ Marc Falcone
Marc Falcone
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ken Baronsky, Milbank Tweed Hadley & McCloy
Ryan Cupersmith, EY